
Emeco

Earthmoving equipment solutions



10015388

24 February 2010

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

SEC Mail Processing
Section
MAR 08 2010
Washington, DC
110

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 24 February 2010 – Appendix 4D & Interim Financial Report 31.12.09*
2. *Market Announcement – 24 February 2010 – Half year results 31.12.09*
3. *Market Announcement – 24 February 2010 – 2010 Interim results presentation*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dlw 3/19



RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011



SEC Mail Processing
Section

MAR 08 2010

Washington, DC
110

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	24-Feb-2010
Time	08:57:30
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report and Accounts

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011



Earthmoving equipment solutions

SEC Mail Processing
Section

MAR 08 2010

Washington, DC
110

24 February 2010

Company Announcements Office
Australian Securities Exchange Ltd
Level 4
20 Bridge Street
SYDNEY NSW 2000

Emeco Holdings Ltd – Results for announcement to the market

Results for the half year ended 31 December 2009

Attached for immediate release to the market are the following documents which are to be read in conjunction with the Company's annual report for the financial year ended 30 June 2009:

- the Emeco Holdings Ltd Appendix 4D – half-year financial report for the period ended 31 December 2009; and
- Emeco Holdings Ltd's half-year financial report, auditor's report and directors' report.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

Exemption File No. 82-35011

APPENDIX 4D

Half Year Report

For the period ended 31 December 2009

Name of entity

Emeco Holdings Limited

ABN or equivalent company reference

A.C.N. 112 188 815

This report is to be read in conjunction with our annual financial report as at 30 June 2009.

Results for announcement to the market

Reporting Period: 1 July 2009 to 31 December 2009 (Previous corresponding period: six months ended 31 December 2008)

	% Change	2009 $A million	2008 $A million
Revenues from ordinary activities	(32.7)	208.5	309.8
Profit from ordinary activities after tax attributable to members of Emeco Group	(101.5)	(0.6)	39.0
Net profit for the period attributable to members of Emeco Group	(101.5)	(0.6)	39.0

Dividends

Date the dividend is payable	N/A
Record date to determine entitlements to the dividend	N/A

Amount per security

		Amount per security	Franked amount per security
Interim Dividend:	Current year	Nil cents	Nil cents
	Previous year	2.0 cents	2.0 cents

APPENDIX 4D

Half Year Report
For the period ended 31 December 2009

Ratios and Other Measures

NTA backing

	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security	$0.71	$0.79

Details of loss of control of entities having material effect

No control over any entities was lost during the period.

Accounts

This report is based on accounts that have been reviewed.



Emeco Holdings Limited and its Controlled Entities

ABN 89 112 188 815

Interim Financial Report

for the half year ended 31 December 2009



Contents

Emeco Holdings Limited
Directors' report
31 December 2009

The Board of directors of Emeco Holdings Limited (the "Company") has pleasure in submitting its report in respect of the half-year financial period ended 31 December 2009 and the review report thereon.

Directors

The following persons were directors of Emeco Holdings Limited during the half-year and up to the date of this report:

Director	Date of appointment
Non-Executive	
Mr Alec Brennan (Chairman)	16 August 2005
Mr Peter Johnston	1 September 2006
Mr John Cahill	15 September 2008
Mr Robert Bishop	22 June 2009
Executive	
Mr Keith Gordon (Chief Executive officer)	1 December 2009
Mr Laurie Freedman (Chief Executive Officer) – resigned 30 November 2009	21 January 2005
Mr Robin Adair (Executive Director Corporate Strategy and Business Development) – resigned 18 November 2009	21 January 2005

Mr Keith Gordon was appointed as the Managing Director and Chief Executive Officer with effect from 1 December 2009.

Mr Robert Bishop and Mr Peter Johnston were re-elected as non-executive directors at the Company's annual general meeting held on 18 November 2009.

Financial performance

Emeco Holdings Limited and its Controlled Entities (the "Group") achieved a net profit/(loss) after tax for the half-year ended 31 December 2009 of ($0.62) million (2008: $39.0 million) with total revenue of $208.5 million (2008: $309.8 million).

Dividends

The Company did not declare a dividend for the interim period (2008: 2.0 cents).

Review of operations

Review of operations

The key results of the Group's operations are summarised as follows:

	Half year ended		
	2009	**2008**	Change
	$m	$m	%
Net profit/(loss) after tax	(0.6)	39.0	(101.5%)
EBITDA	64.7	128.6	(49.7%)
EBITA	14.5	69.7	(79.2%)
EBIT	14.3	69.6	(79.5%)

The Group's profit to 31 December 2009 decreased when compared to the preceding interim period by $39.7 million to a loss of $0.62 million, representing a decrease of 101.7%.

Emeco Holdings Limited and its Controlled Entities
Directors' report
31 December 2009

The Group's earnings before interest and tax ("EBIT") decreased by 79.5% over the comparative period from $69.6 million to $14.3 million. The comparison of prior corresponding periods can be characterised by markedly different economic conditions resulting in the first half of the 2009 financial year being a record half for Emeco. However utilisation had been adversely impacted in the first half of the 2010 financial year (1H10) as activity in end markets remained subdued. The main contributors to the decrease of EBIT to the prior comparative period were:

- An impairment loss of $14.3M on an after-tax basis ($17.8M pre-tax) in respect of the carrying values of specific small sized equipment and inventory utilised in the construction sector of the North American businesses and slow-moving inventory in the Australian business. A decline in construction sector activity, coupled with equipment oversupply, has impacted market valuations of this equipment giving rise to the impairment.
- A $29.8M decrease in Australia predominately due to reduced mine activity, especially in Bowen Basin coking coal, Pilbara Iron Ore and base metals. Sales and Parts declines related to subdued market conditions, however the introduction of Government tax incentives diverted buyers from used to new equipment purchases.
- A $19.5M decrease in Canada due to a substantial wind back in oil sands development, natural gas drilling and general construction activity.
- A $8.6M decrease in USA due to reduced activity in the Appalachian coal region, driven by lower coal prices adversely effecting utilisation.
- A $0.5M decrease in Indonesia, however in both periods this business achieved a strong EBIT reflecting growth in thermal coal volumes and continued penetration of the Emeco rental model in this market.
- A $0.5M increase in Europe with 1H10 benefiting from the restructuring activities the group undertook at June 2009.

Significant events occurring after half-year end

On 11 February 2010 the board resolved to close the Emeco Europe operations and consolidate the Canadian and USA business into one North American business unit. As part of the North American restructure the Group will close its two facilities in Houston, Texas and London, Kentucky.

These decisions will lead to restructuring and closure costs of up to $29.5 million. The final restructure and closure costs will depend upon redundancies, lease termination costs and asset disposal programs.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 5 and forms part of the directors' report for the half year ended 31 December 2009.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the interim financial report and directors' report. Amounts in the interim financial report and directors' report have been rounded off in accordance with the Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of directors.



Keith Gordon
Managing Director

Perth
23 February 2010



Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To: the directors of Emeco Holdings Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2009 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

R Gambitta
Partner

Perth

23 February 2010

KPMG, an Australian partnership and a member firm of the KPMG network
of independent member firms affiliated with KPMG International, a Swiss cooperative.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of comprehensive income
For the six months ended 31 December 2009

	Note	31 December 2009 $'000	31 December 2008 $'000
Revenue from rental income		147,724	199,998
Revenue from the sale of machines and parts		40,196	86,997
Revenue from maintenance services		20,585	22,806
		208,505	309,801
Impairment of tangible assets	7,8	(17,805)	-
Machinery and parts purchases and consumables		(43,118)	(80,615)
Repairs and maintenance		(48,093)	(55,880)
Employee expenses		(21,460)	(26,723)
Hired in equipment and labour		(951)	(834)
Gross profit		77,078	145,749
Other income		2,961	1,760
Other expense		(15,347)	(18,941)
EBITDA[1]		64,692	128,568
Depreciation expense		(50,205)	(58,842)
Amortisation expense		(157)	(173)
EBIT[2]		14,330	69,553
Financial income	6	99	345
Financial expenses	6	(11,213)	(14,575)
Profit before income tax expense		3,216	55,323
Income tax expense		(3,834)	(16,296)
Net profit/(loss) attributed to equity holders of the company		(618)	39,027
Other comprehensive income			
Foreign currency translation differences for foreign operations		(8,498)	28,768
Effective portion of changes in fair value of cash flow hedges		1,768	(15,795)
Other comprehensive income for the period, net of income tax		(6,730)	12,973
Total comprehensive income for the period		(7,348)	52,000

Earnings per share for profit attributable to the ordinary equity holders of the company:	2009 cents	2008 cents
Basic earnings per share	(0.1)	6.2
Diluted earnings per share	(0.1)	6.2

The income statement is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 16.

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation
[2] EBIT - Earnings before interest expense and tax.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of financial position
as at 31 December 2009

	Note	31 December 2009 $'000	30 June 2009 $'000
Current Assets			
Cash assets		10,262	10,422
Trade and other receivables, including derivatives		88,388	77,691
Inventories		116,677	142,650
Prepayments		6,905	5,310
Total current assets		222,232	236,073
Non-current assets			
Trade and other receivables		98	85
Intangible assets		213,749	215,826
Property, plant and equipment		683,859	667,969
Total non-current assets		897,706	883,880
Total assets		1,119,938	1,119,953
Current Liabilities			
Trade and other payables, including derivatives		62,689	57,922
Interest bearing liabilities		5,387	7,943
Current tax liabilities		659	12,519
Provisions		5,955	6,991
Total current liabilities		74,690	85,375
Non-current Liabilities			
Interest bearing liabilities		354,739	330,294
Deferred tax liabilities		26,211	20,626
Provisions		808	792
Total non-current liabilities		381,758	351,712
Total liabilities		456,448	437,087
Net assets		663,490	682,866
Equity			
Share capital		609,551	609,470
Reserves		(26,350)	(20,136)
Retained earnings		80,289	93,532
Total equity attributable to equity holders of the parent		663,490	682,866

The balance sheet is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 16.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of changes in equity
as at 31 December 2009

Reconciliation of movement in capital and reserves
Attributable to equity holders of the parent

Consolidated $000's	Note	Share capital	Reserve for own shares	Share based payment reserve	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total equity
Balance at 1 July 2008		608,995	(985)	1,474	90	(16,771)	108,933	701,736
Total comprehensive income and for the period								
Profit or loss		-	-	-	-	-	39,027	39,027
Other comprehensive income								
Foreign currency translation differences		-	-	-	-	28,768	-	28,768
Effective portion of changes in fair value of cash flow hedges, net of tax		-	-	-	(15,795)	-	-	(15,795)
Total comprehensive income for the period		-	-	-	(15,795)	28,768	39,027	52,000
Transactions with owners, recorded directly in equity								
Dividends to equity holders		-	-	-	-	-	(15,663)	(15,663)
Share-based payment transactions		-	-	570	-	-	-	570
Shares acquired - trust	9	-	(2,885)	-	-	-	-	(2,885)
IPO costs		12	-	-	-	-	-	12
Total contributions by and distributions to owners		12	(2,885)	570	-	-	(15,663)	(17,966)
Balance at 31 December 2008		609,007	(3,870)	2,044	(15,705)	11,997	132,297	735,770

Consolidated $000's	Note	Share capital	Reserve for own shares	Share based payment reserve	Hedging reserve	Foreign currency translation reserve	Retained earnings	Total equity
Balance at 1 July 2009		609,470	(3,870)	1,832	(10,536)	(7,562)	93,532	682,866
Total comprehensive income and for the period								
Profit or loss		-	-	-	-	-	(618)	(618)
Other comprehensive income								
Foreign currency translation differences		-	-	-	-	(8,498)	-	(8,498)
Effective portion of changes in fair value of cash flow hedges, net of tax		-	-	-	1,768	-	-	1,768
Total comprehensive income for the period		-	-	-	1,768	(8,498)	(618)	(7,348)
Transactions with owners, recorded directly in equity								
Dividends to equity holders		-	-	-	-	-	(12,625)	(12,625)
Contribution from MISP holders [(1)]		81	-	-	-	-	-	81
Share-based payment transactions		-	-	516	-	-	-	516
Shares acquired - trust		-	-	-	-	-	-	-
Total contributions by and distributions to owners		81	-	516	-	-	(12,625)	(12,028)
Balance at 31 December 2009		609,551	(3,870)	2,348	(8,768)	(16,060)	80,289	663,490

(1) Includes dividends paid to existing MISP holders and payments received from resigning employees in satisfaction of their outstanding MISP loans.

Emeco Holdings Limited and its Controlled Entities
Consolidated interim statement of cash flow
For the six months ended 31 December 2009

	Note	31 December 2009 $'000	31 December 2008 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		197,986	315,072
Cash payments in the course of operations		(112,167)	(176,927)
Interest received		99	345
Borrowing costs paid		(10,149)	(12,657)
Income tax paid		(9,742)	(25,533)
Net cash provided by operating activities		66,027	100,300
Cash flows from investing activities			
Proceeds on disposal of non-current assets	8	14,592	8,910
Payment for property, plant and equipment	8	(105,178)	(80,651)
Net cash used in investing activities		(90,586)	(71,741)
Cash flows from financing activities			
Proceeds from borrowings		85,833	65,607
Repayment of loans		(44,516)	(73,290)
Repurchase own shares	9	-	(2,885)
Payment of debt establishment costs		-	(4,642)
Finance lease payments		(4,853)	(5,507)
Dividends paid		(12,625)	(15,663)
Net cash provided by financing activities		23,839	(36,380)
Net decrease in cash held		(720)	(7,821)
Cash at the beginning of the period		10,422	16,804
Effects of exchange rate fluctuations on cash held		560	882
Cash at the end of the financial period		10,262	9,865

The statement of cash flow is to be read in conjunction with the notes to the financial statements set out on pages 10 to 16.

Emeco Holdings Limited and its Controlled Entities
Notes to the consolidated interim financial statements
For the half-year period ended 31 December 2009

1. Reporting entity

Emeco Holdings Limited (the "Company") is a company domiciled in Australia. The consolidated interim financial statements of the Company as at and for the six months ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as the "Group").

The consolidated annual financial statements of the Group as at and for the year ended 30 June 2009 are available on the Company's web site at www.emecogroup.com.

2. Statement of compliance

The consolidated interim financial statements have been prepared in accordance with AASB 134: *Interim Financial Reporting* and the Corporations Act 2001.

They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 30 June 2009.

These consolidated interim financial statements were approved by the Board of Directors on 23 February 2010.

The Group is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

3. Significant accounting policies

Except as described below, the accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2009.

(a) Change in accounting policy

(i) Determination and presentation of operating segments

As of 1 July 2009 the Group determines and presents operating segments based on the information that internally is provided to the board of directors, who are the Group's chief operating decision makers. This change in accounting policy is due to the adoption of IFRS 8 *Operating Segments*. Previously operating segments were determined and presented in accordance with IAS 14 *Segment Reporting*. The new accounting policy is respect of segment operating disclosures is presented as follows.

Comparative segment information has been re-presented in conformity with the transitional requirements of IFRS 8. Since the change in accounting policy only impacts presentation and disclosure aspects, there is no impact on earnings per share.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the board of directors to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the board of directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.



3. Significant accounting policies cont'd

(ii) Presentation of financial statements

The Group applies revised IAS 1 *Presentation of Financial Statements* (2007), which became effective as of 1 July 2009. As a result, the Group presents in the consolidated statement of changes in equity all owners changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these condensed interim financial statements as of and for the six months period ended on 31 December 2009.

Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

4. Estimates

The preparation of the interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 30 June 2009.

During the six months ended 31 December 2009 management reassessed its estimates in respect of the net realisable value of certain inventory and recoverable amount of property, plant and equipment (see note 7 and 8).

5. Operating segments

The Group has 7 reportable segments, as described below, which are the Group's strategic business units. The strategic business units offer different products and services, and are managed separately because they require different operational strategies. For each of the strategic business units, the managing director and board of directors review internal management reports on a monthly basis. The following summary describes the operations in each of the Group's reportable segments:

Australian Rental	Provides a wide range of earthmoving equipment and maintenance services to customers in Australia.
Australian Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries in Australia.
Australian Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division in Australia.
Indonesia	Provides a wide range of earthmoving equipment and maintenance service to customers in Indonesia.
United States of America (USA)	Provides a wide range of earthmoving equipment for rental or sale, maintenance services and procurement and supply of used and reconditioned parts to customers both internal and external in the United States of America.
Canada	Provides a wide range of earthmoving equipment for rental or sale, maintenance services and procurement and supply of used and reconditioned parts to customers in Canada.
Europe	Provides a wide range of earthmoving equipment for rental or sale and maintenance service to customers in Europe.

Emeco Holdings Limited and its Controlled Entities
Notes to the consolidated interim financial statements
For the half-year period ended 31 December 2009

5. Operating segments cont'd

	Australia Rental $000's	Australia Sales $000's	Australia Parts $000's	Indonesia $000's	Canada $000's	USA $000's	Europe $000's	Elimination $000's	Consolidated $000's
6 months ended 31 December 2009									
Revenue from external customers	118,402	19,811	7,299	25,451	18,425	12,466	6,651	-	208,505
Inter-segment revenue	786	13,676	2,145	151	-	133	75	(16,966)	-
Total segment revenue	119,188	33,487	9,444	25,602	18,425	12,599	6,726	(16,966)	208,505
Segment assets	1,257,503	100,600	44,162	124,662	116,556	53,431	45,652	(636,266)	1,106,300
Unallocated assets									13,638
Total assets									1,119,938
Segment result									
Operating profit	27,309	(1,558)	(2,555)	5,808	(6,788)	(7,445)	(441)	-	14,330
Elimination of inter-segment profit	-	(46)	97	580	9	(125)	(74)	(441)	-
Segment result [1]	27,309	(1,604)	(2,458)	6,388	(6,779)	(7,570)	(515)	(441)	14,330
Unallocated corporate expenses									(11,114)
									3,216
Income tax expense									(3,834)
Net profit/(loss)									(618)

(1) The segment result includes significant items of impairment and write-down charges for Australia Sales, Australia Parts, Canada and USA segments of $1.7 million, $2.8 million, $7.8 million and $5.5 million respectively. After excluding the significant items, the segment result for Australia Sales, Australia Parts, Canada and USA would be $0.1 million, $0.3 million, $1.0 million and ($2.1) million respectively.

	Australia Rental $000's	Australia Sales $000's	Australia Parts $000's	Indonesia $000's	Canada $000's	USA $000's	Europe $000's	Elimination $000's	Consolidated $000's
6 months ended 31 December 2008									
Revenue from external customers	154,723	48,739	10,637	25,681	35,339	23,265	11,417		309,801
Inter-segment revenue	825	10,603	1,294	27	-	1,389	74	(14,212)	-
Total segment revenue	155,548	59,342	11,931	25,708	35,339	24,654	11,491	(14,212)	309,801
Segment assets	1,120,393	204,409	61,242	132,575	162,432	106,759	60,816	(593,032)	1,255,594
Unallocated assets									10,105
Total assets									1,265,699
Segment result									
Operating profit	43,671	5,139	925	8,710	11,361	1,057	(1,310)	-	69,553
Elimination of inter-segment profit	217	479	258	639	924	388	172	(3,077)	-
Segment result	43,888	5,618	1,183	9,349	12,285	1,445	(1,138)	(3,077)	69,553
Unallocated corporate expenses									(14,230)
									55,323
Income tax expense									(16,296)
Net profit									39,027

6. Items included in profit before income tax expense

	Consolidated 2009	Consolidated 2008
Financial expenses:		
- interest on bank loans and overdrafts	9,293	12,222
- interest on finance leases	207	616
- amortisation of debt establishment costs	835	923
- other facility costs	878	814
	11,213	14,575
Financial income:		
- interest revenue	(99)	(345)
	11,114	14,230

7. Write-down of inventory

During the six months ended 31 December 2009, Emeco's USA business recognised a write-down of its sales and parts inventory to net realisable value in the amounts of $1.2 million and $0.6 million respectively. Emeco's Australian operations recognised a write-down in its sales and parts inventory to net realisable value in the amounts of $1.7 million and $2.8 million respectively. These write-downs were recognised as a result of the continued downturn in the Global used equipment market and changes in currency.

There were no inventory write-downs recognised during the six months ended 31 December 2008.

8. Property, plant and equipment

Acquisition and disposals

During the six months ended 31 December 2009, the Group acquired assets with a cost of $113.9 million (six months ended 31 December 2008: $80.7 million). The increase in property, plant and equipment includes non-cash transfers totalling $17.4 million from sales inventory. Included within the total assets acquired were three packages of large equipment, including eighteen 190 and ten 240 tonne dump trucks with a total consideration price of $61.9 million.

Assets with a carrying amount of $12.6 million (six months ended 31 December 2008: $7.4 million) were disposed of in the ordinary course of business during the six months ended 31 December 2009, resulting in a gain on disposal of $1.9 million (six months ended 31 December 2008: $1.5 million), which is included in other income.

During the six months ended 31 December 2009 the Group recognised an impairment of predominantly small civil construction equipment in Emeco's North American businesses totalling $11.6 million. This was due to ongoing oversupply of these assets classes.

There were no impairment losses recognised during the six months ended 31 December 2008.

Capital commitments

During the six months ended 31 December 2009 the Group has entered into commitments with certain suppliers for the purchase of fixed assets, primarily rental fleet assets in the amount of $19.8 million (six months ended 31 December 2008: $36.1 million) payable within one year.

9. Key management personnel

During the six months ended 31 December 2009 Mr Laurie Freedman (former Managing Director and Chief Executive Officer) and Mr Robin Adair (former Executive Director, Corporate Strategy and Business Development) resigned from their positions in the Company.

The Company also appointed Mr Keith Gordon as the Managing Director and Chief Executive Officer on 1 December 2009. Mr Gordon's annual remuneration comprises of salary, short term incentives (STI) and long term incentives (LTI). His fixed annual salary is $850,000 inclusive of superannuation. STIs of up to 100% of the value of fixed remuneration may be granted depending on the achievement of agreed targets. LTIs of up to $500,000 may be granted in this current financial year of which vesting conditions are in accordance with the terms of the current Emeco LTI plan which will be issued in the second half of 2010.

With the exception of the above there were no significant changes in key management personnel during the six months ended 31 December 2009 as other arrangements with key management personnel have remained consistent since 30 June 2009.

10. Dividends

The Company did not declare a dividend for the interim period subsequent to 31 December 2009 (six months ended 31 December 2008: 2.0 cents).

The following dividends were declared and paid by the Group for the six months ended 31 December.

	2009 $'000	2008 $'000
2.0 cents per share (2008: 2.0 cents)	12,625	12,625

11. Loans and borrowings

The following loans and borrowings (non-current and current) were issued and repaid during the six months ended 31 December 2009:

In thousands of AUD	Currency	Face value (i)	Carrying amount	Calendar year of maturity
Balance at 1 July 2009			338,237	
New issues				
Senior debt draw down	AUD	60,000	60,000	2011
Senior debt draw down	USD	20,000	24,707	2011
Senior debt draw down	CAD	1,000	1,127	2011
Senior debt draw down	EURO	-	-	2011
Repayments				
Senior debt	AUD	(23,000)	(23,000)	-
Senior debt	USD	(11,500)	(12,998)	-
Senior debt	CAD	(6,500)	(6,898)	-
Senior debt	EURO	(1,000)	(1,620)	-
Finance lease liabilities	AUD	(2,264)	(2,264)	-
Finance lease liabilities	USD	(2,221)	(3,559)	-
Finance lease liabilities	EURO	(75)	(167)	-
Effects of foreign currency translation				
Translation on foreign denominated borrowings and repayments	-		(14,274)	
Borrowing costs				
Capitalised debt establishment costs	-		-	
Amortisation of debt establishment costs	-		835	
Balance at 31 December 2009			360,126	

(i) Face value is disclosed in the specific currency.

During the six months ended 31 December 2008 there were $69,773,000 of new loans and borrowings and an amount of $79,251,000 was repaid.

During this six month period the consolidated entity reduced its revolving working capital facility to $30.0 million (2008: $35.0 million) and also obtained working capital facilities for Emeco Canada Limited and Emeco Equipment (USA) LLC of CAD$2.0 million (2008: $Nil) and USD$1.0 million (2008: $Nil) respectively.

12. Financial instruments

Hedging of fluctuations in interest rates
Pursuant to the debt facility the Group is required to implement interest rate hedging whereby at least 50 percent of its interest bearing liabilities are hedged or bears interest at a fixed rate. Interest rate swaps have been entered into to achieve an appropriate mix of fixed and floating rate exposures. At 31 December 2009 the Group is compliant with the requirements of the debt facility.

The Group classifies its interest rate swaps as cash flow hedges and measures them at fair value. At 31 December 2009, the Group's interest rate swaps had a notional contract amount of AUD$70.0M, CAD80.0M, USD$40.0M and EURO10.0M (30 June 2009: AUD$70.0M CAD80.0M, USD$40.0M and EURO10.0M). The net fair value of swaps at 31 December 2009 was ($13.7M) (30 June 2009: $16.3M) comprising assets of $Nil (30 June 2009: $Nil) and liabilities of $13.7M (30 June 2009: $16.3M).

13. Subsequent events

On 11 February 2010 the board resolved to close the Emeco Europe operations and consolidate the Canadian and USA business into one North American business unit. As part of the North American restructure the Group will close its two facilities in Houston, Texas and London, Kentucky.

These decisions will lead to restructuring and closure costs of up to $29.5 million. The final restructure and closure costs will depend upon redundancies, lease termination costs and asset disposal programs.

Directors' Declaration

In the opinion of the directors of Emeco Holdings Limited ("the company"):

1. the financial statements and notes, set out on pages 6 to 16, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the Group as at 31 December 2009 and of its performance for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 23 day of February 2010

Signed in accordance with a resolution of the directors:



Keith Gordon
Managing Director



Independent auditor's review report to the members of Emeco Holdings Limited

Report on the financial report

We have reviewed the accompanying interim financial report of Emeco Holdings Limited, which comprises the consolidated statement of financial position as at 31 December 2009, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a statement of accounting policies and other explanatory notes 1 to 13 and the directors' declaration of the Group comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year.

Directors' responsibility for the interim financial report

The directors of the company are responsible for the preparation and fair presentation of the interim financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the interim financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the Group's financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As auditor of Emeco Holdings Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.



Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Emeco Holdings Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

KPMG

R Gambitta
Partner

Perth

23 February 2010

PFAX201

Exemption File No. 82-35011

SEC Mail Processing Section
MAR 06 2010
Washington, DC
110



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:
Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	24-Feb-2010
Time	08:57:39
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half yearly results - market release

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.


Emeco

Earthmoving equipment solutions

Market Release
24 February 2010

Executive Summary

- Interim operating NPAT of $13.6 million, in line with guidance
- One-off non-cash impairment charges of $14.3 million
- Slower than expected recovery in market activity in 1H10
- Interim dividend on hold until expected recovery confirmed
- Equipment demand improving across all key markets with group utilisation at 78%
- Action taken to close unprofitable European operations and rationalise North America
- Management confirm operating NPAT guidance of $40–$44 million for FY10

Financial Performance

Emeco Holdings Limited (ASX: EHL) today reported an operating net profit after tax of $13.6 million for the 6 months ended 31 December 2009 representing a 65.1% decline on the prior corresponding period (pcp) in line with previous guidance.

Chief Executive Officer of Emeco, Keith Gordon said, "The operating environment in the first half has been challenging, but we are now seeing a turnaround in all our core markets and increasing demand for our mining equipment as our customers look to take advantage of the improved outlook for commodity prices."

"Although a number of mining projects that have committed to utilising Emeco's fleet have incurred short term delays, momentum has been building towards the end of the half and these projects are now coming on line."

A$ million	1H09	2H09	1H10	% change pcp
Revenue	309.8	218.4	208.5	(32.7)
EBITDA	128.6	82.3	82.5	(35.8)
EBIT	69.5	36.4	32.1	(53.8)
Operating NPAT	**39.0**	**18.6**	**13.6**	(65.1)
Statutory NPAT	**39.0**	**(25.7)**	**(0.6)**	(101.5)
R12 ROC (%)	**11.7%**	**9.1%**	**6.0%**	(5.7)

The Company incurred one-off non-cash impairment charges totalling $14.3 million (after tax), mostly attributable to the North American operations, resulting in a statutory NPAT loss of $0.6 million for the interim period.

The impairment charges comprised the following:

- $7.8 million (pre-tax) of Canadian small civil equipment arising from the decision to accelerate the fleet reconfiguration strategy in conjunction with the North American restructure;
- $5.5 million (pre-tax) of USA rental, sales and parts assets;
- $4.5 million (pre-tax) in respect of inventory in the Australian Sales and Parts businesses due the appreciation of the Australian dollar over the past 6 months;
- Offsetting these items was a combined tax effect of $3.5 million.



RENTAL | SALES | PARTS | ASSET MANAGEMENT

postal address Emeco Holdings Limited ACN 112 188 815 PO Box 1173, West Perth Western Australia 6872
location Ground Floor, 10 Ord Street, West Perth Western Australia 6005
phone +61 (0)8 9420 0222 | fax +61 (0)8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com



The Company's return on capital (ROC) for the last 12 months was 6.0% excluding significant items at 31 December 2009.

Mr Gordon said "There are a range of external factors which have affected our quality of earnings; however our current ROC performance is not acceptable."

"We need to ensure we are managing the things within our control and taking decisive action on underperforming businesses and assets. These are the first important steps in improving our return on capital to acceptable levels."

Net tangible assets at 31 December 2009 are $0.71 per share after adjusting for the impairment charges.

1H10 Business Performance

The key features of 1H10 business performance are:

- 1H10 operating earnings lower on pcp basis across all businesses
- Early stages of recovery in 1H10 reflected in utilisation improving from 60% in July 2009 to 73% in December 2009 however some project delays impacted earnings – utilisation in February 2010 sits at 78%
- Rebound in Australian mining activity in later part of 1H10 driving Emeco's core business into 2H10 although earnings are still dependent on the trajectory of the recovery
- Depressed levels of equipment investment across the industry has significantly impacted Australian Sales revenue
- Indonesian thermal coal volumes have remained robust
- Canadian Oil Sands recovery underway with Emeco gaining momentum towards the end of the half

The Australian Rental business generated $27.3 million EBIT, down 37.8% pcp, representing approximately 85.0% of the group's EBIT for the period. The pickup in customer activity was slower than expected with a number of delays experienced. In addition, equipment preparation costs increased due to the high volume of equipment being redeployed after the low utilisation levels during most of CY09. However, the business was experiencing accelerating momentum in the later part of 1H10.

The Australian Sales & Parts business contributed $0.4 million operating EBIT for the year, down 94.1% pcp. The significant earnings declines in these businesses were a reflection of reduced activity generally, and of customers' focus on containing their operating and capital expenditure during the economic downturn. The appreciation of the AUD also impacted the value of aged inventory relative to market in the first half, affecting margins as a result.

Underlying USD earnings for the Indonesian business were up 23.8% on a pcp basis. However, the higher AUD resulted in a reduced EBIT contribution after translation of $6.4 million down 31.7% pcp. Activity in the Indonesian coal sector remained buoyant throughout the economic downturn. Despite some customer churn during the period the business achieved average utilisation of 74%.

The Canadian Rental division delivered EBIT of $1.0 million in 1H10 down 91.9% pcp, however there was an improvement on the $1.6 million loss in 2H09. As a result of the financial crisis all development and some production activity ceased in the Alberta oil sands in early 2009 which severely impacted the entire mining services industry. The recovery profile has mirrored that of the Australian mining industry over 1H10. This has been reflected through a step-change in utilisation from 37% in July 2009 to 75% in February 2010.

The United States and European businesses produced a combined EBIT loss of $2.6M in 1H10.



Cash Flow & Balance Sheet

- 1H10 operating cash flow of $66.0 million despite challenging earnings environment
- Investment in fleet of 190 tonne and 240 tonne trucks at the commencement of the market recovery
- Short term increase in gearing ratio to 2.66 times due to historical earnings and strategic fleet investment
- Available debt headroom of $301.5 million
- Improving earnings, cash realisation from business closures and constrained capex will enhance balance sheet over the course of 2H10
- Net tangible assets per share down 4.1% to $0.71 as a result of 1H10 impairments

Emeco generated strong operating cash flow before net capex of $66.0 million, representing 10.5 cents per share. The operating cash flow included $7.3 million of further working capital reductions during 1H10.

Offsetting the strong operating cash flow, the Company incurred net capex of $90.6 million comprising purchases of $105.2 million less disposals of $14.6 million and paid dividends of $12.6 million. The result was a net cash outflow of $37.2 million which was funded via existing debt facilities.

The Company managed its capex program tightly throughout 2H09 at the height of the financial crisis to preserve cash flow and maintain balance sheet flexibility. In the early stages of 1H10, the Company took advantage of its balance sheet position to make a long term investment in 190 tonne and 240 tonne truck fleets to meet emerging demand in Australia and Canada. The Company invested approximately $62 million in these fleets during 1H10 with the balance of approximately $25 million to be incurred in 2H10 when the remainder of the fleet is delivered.

Keith Gordon said, "This investment is central to Emeco's strategy to migrate its fleet profile further towards larger mining equipment to meet its customers' needs, and the entire fleet acquired to date has been successfully deployed."

Net debt increased by $21.1 million to $352.4 million in the six months to 31 December 2009. The increase comprised a cash drawdown of $35.4 million offset by a reduction of $14.3 million due to the translation effect of the AUD appreciation. Net debt comprised $354.6 million of senior debt, $8.1 million of finance leases, less cash of $10.3 million. The Company has undrawn headroom of $301.5 million via its $595 million 3-year revolving debt facility (maturity August 2011), $33.2 million working capital facility and $25.6 million of finance leases.

The combination of the lower earnings over the past 12 months and the large truck investment has resulted in a short term increase in operating gearing to 2.66 times (Net Debt : EBITDA). Gearing is expected to return to below 2.0 times before 30 June 2010 through higher EBITDA in 2H10, lower capex than in 1H10, and execution of the asset disposal program.

Interim Dividend

Despite encouraging signs, the trajectory of the resources sector recovery remains subject to a number of external factors. In this environment the Board considers it prudent to preserve cash and maintain balance sheet flexibility until the recovery is confirmed and the benefits are directly flowing to the mining services sector and hence has resolved not to pay an interim dividend. The Board intends to resume payment of dividends assuming the expected earnings recovery is delivered over the balance of FY10.


Emeco

Review of Operations

Since Mr Gordon joined the Company in December 2009, a review of existing operations has been completed. The two key outcomes of this review are the decisions to exit the European operations and significantly downsize Emeco's presence in the USA.

In August 2009 Emeco announced that it was in the process of downsizing its European operations. Following continued underperformance, Emeco has now decided to exit this business. This decision has been taken after determining that the European operations were unlikely to meet the company's required rate of return in the foreseeable future and a presence in Europe offered no material advantage in terms of Emeco's international procurement activities.

In November 2009 Emeco announced the commencement of detailed review of its US business. The outcome of this review has resulted in the consolidation of the USA and Canadian operations into a single North American business unit. This business unit will be led by Mr Ian Testrow, previously President of Emeco Canada.

Emeco will close its current USA headquarters in Houston, Texas and will cease to operate from its facility in London, Kentucky reflecting the decision to exit the Central Appalachian coal market.

Mr Gordon said, "Emeco remains committed to pursuing profitable growth in North America which we see being achieved by complementing our presence in the Canadian oil sands with customer led projects in other geographies. While we continue to see opportunity in the US, we will only pursue these markets where we are confident that a low cost business model can be applied to deliver value".

The closure of the European business and the comprehensive restructure of the North American operations will result in restructuring charges of up to A$9.5 million and A$20.0 million respectively to be incurred in 2H10. These costs primarily relate to lease termination costs, employee redundancies and costs associated with asset disposals.

Outlook

Operating conditions across all core markets continue to improve. Emeco's businesses in Western Australia, Queensland and Canada were the hardest hit in the economic downturn, however these markets are all demonstrating improving levels of activity moving into 2H10. Utilisation continues to increase across all geographies, with global utilisation currently at 78%.

Mr Gordon said, "Our full year NPAT guidance of $40 - $44 million prior to restructuring and impairment charges assumes a steady ramp up of activity, particularly in the Australian market where in recent months a number of mining projects have incurred delays."

"Nevertheless, we have seen steady improvement in utilisation of our existing fleet over the past few months and the early benefits of the investment in three significant mining truck fleets in the last half are starting to flow through."

"We are dealing with our underperforming businesses so that we can focus on growing our core businesses in Australia, Indonesia and North America. These businesses are well positioned with immediate earnings leverage to the mining industry recovery. In addition to second half operational imperatives such as delivering earnings growth and converting our surplus assets into cash, management will complete a thorough strategic planning process. Through this planning, we need to deliver satisfactory returns to Emeco's shareholders over the long term."

While further work is under way on the strategic direction for Emeco, it is not expected to give rise to further restructuring or impairment charges. The Company will provide an update once this work is completed.



Further investor enquiries should be directed to:

Mr Keith Gordon
Managing Director and CEO
+61 8 9420 0222

Mr Stephen Gobby
Chief Financial Officer
+61 8 9420 0222

Further media enquiries should be directed to:

Mr Peter Brookes
Citadel
+61 4 0791 1389

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia and North America. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

PFAX201

Exemption File No. 82-35011



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	24-Feb-2010
Time	10:26:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half year results - presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011


Emeco

Earthmoving equipment solutions

2010 Interim Results

SEC Mail Processing
Section
MAR 05 2010
Washington, DC
110

Keith Gordon
CEO & Managing Director

Stephen Gobby
CFO



RENTAL | SALES | PARTS | ASSET MANAGEMENT

Presentation Overview

- Highlights
- Financials
- Strategy & Outlook
- Question & Answer


Emeco

Earthmoving equipment solutions

Highlights

Keith Gordon
CEO & Managing Director



Exemption File No. 82-35011

Overview

- **1H recovery...**
  - Ramp-up in customer activity slower than anticipated
  - Utilisation hours per machine lower than historical average
- **Decisive action taken to reposition business...**
  - European business to be closed
  - Restructure of North American businesses including exit from Central Appalachian coal region
  - Impairments of $14.3m in 1H10 with further one-off charges of up to $29.5M in 2H10
- **Looking forward...**
  - Activity increasing across all key commodities
  - Liberation of underperforming capital – first steps to improve ROC
  - Migrate fleet further toward larger mining equipment
  - Immediate growth opportunities in Australia, Indonesia & Canada
  - Long-term strategic planning underway

Exemption File No. 82-35011

Rental Fleet Utilisation

Asset utilisation recovering through 1H...

- Recovery underway however slower than anticipated
- Larger equipment for blue chip mining has been redeployed faster than smaller mining and civil equipment
- 1H capex fully utilised as at December 09 (190t and 240t dump trucks)
- Utilisation in Western Australia, Queensland and Canada steadily improved across the half


100 %
95 %
90 %
85 %
80 %
75 %
70 %
65 %
60 %
55 %
50 %
45 %
40 %
78% Avg
83% Avg
68% Avg
70% Avg
31 Dec
Utilisation by A$ value
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10

✓ USA idle assets to be disposed of or relocated within Emeco

✓ Focus on recycling idle capital and reconfiguring fleet



Leveraged to the mining cycle

All major commodities wound back hard in FY09 due to price uncertainty and GFC

Global recovery underway

- Majors targeting production capacity growth - Emeco 's large equipment fleet meeting needs of coal, iron ore, gold and oil sands majors
- Smaller metals projects recommencing however capital remains tight creating pull through for smaller mining fleet

Adding-value across operations

- Emeco provides various fleet size solutions across multiple phases of mine site operations from the tailings dams development to base production
- Emeco's maintenance facilities and expertise are increasingly used by miners for own fleet


1H10 Commodity exposure (Group)
Other, 14%
Coal, 50%
Iron Ore, 6%
Civil, 6%
Oil, 1%
Zinc, 11%
Gold, 13%


Customer composition (Australia)
100%
80%
60%
40%
20%
0%
Other
Contractor
Miner
FY06
FY07
FY08
FY09
1H10


Emeco

Earthmoving equipment solutions

Equipment

Continue reorientation of the fleet mix toward large mining equipment

Small Equipment Fleet

- Impairments taken in 1H10 on small construction equipment due to over supply
- Disposal of this equipment in 2H10 will improve cash generation and ROC
- Continue to downsize exposure to this equipment class





Core Fleet (medium & large)

- Recent investment has increased leverage to majors in coal, iron ore and oil sands
- Tightening new equipment supply increasing Emeco's market opportunities
- Continue to evaluate opportunities for investment in large equipment but remain disciplined on capex





Business Unit Performance


NSW utilisation
31 Dec
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10


QLD utilisation
31 Dec
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10


WA utilisation
31 Dec
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10


VIC utilisation
31 Dec
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10


Emeco

Business Unit Performance

Indonesia utilisation


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
31 Dec
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10

Canada utilisation


100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
– %
31 Dec
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10


Emeco

Exemption File No. 82-35011


Emeco

Earthmoving equipment solutions

Financials

Stephen Gobby
CFO

Financial Performance

$13.6M Operating NPAT in 1H10, in-line with guidance

	1H09 Operating	2H09 Operating	1H10 Operating	PCP Var A$ m	PCP Var %
Revenue	309.8	218.4	208.5	(101.3)	(32.7)%
EBITDA	**128.6**	**82.3**	**82.5**	**(46.1)**	**(35.8)%**
margin (%)	*41.5*	*37.7*	*39.6*		
EBIT	**69.7**	**36.4**	**32.1**	**(37.6)**	**(53.9)%**
margin (%)	*22.5*	*16.7*	*15.4*		
NPATA	39.2	18.7	13.8	(25.4)	(64.8)%
NPAT	**39.0**	**18.6**	**13.6**	**(25.4)**	**(65.1)%**
EPS (cps)	6.2	2.9	2.2	(4.0)	(65.1)%
DPS (cps)	2.0	2.0	0.0	(2.0)	(100.0)%
Invested Capital	1,147.9	1,170.3	1,128.3	(19.6)	(1.7)%
ROC (%)	11.7%	9.1%	6.0%	(5.6)%	-

ROC % = 12 month rolling EBIT divided by average Invested Capital of that period

Exemption File No. 82-35011

Earnings Composition


REVENUE
Rental
Sales
Parts
350
300
250
200
150
100
50
0
138
154
174
209
252
303
288
330
310
218
208
1H05
2H05
1H06
2H06
1H07
2H07
1H08
2H08
1H09
2H09
1H10


EARNINGS & MARGINS
EBITDA A$M
EBIT A$M
EBIT Margin %
EBITDA Margin %
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
–
2H08
1H09
2H09
1H10

- Revenue growth from increased productivity across the fleet, plus contribution from the large truck investment in 1H
- Ongoing reconfiguration of fleet will further enhance revenue

- EBITDA margins remain robust
- However, EBIT margin highly leveraged to utilisation due to minimum hour depreciation policy

Exemption File No. 82-35011

One-off Significant Items

One-off, largely non-cash items impacting NTA by 4%

A$ Millions	1H10 Operating	North America	Australia Inventory	1H10 Statutory
Revenue	208.5			208.5
EBITDA	82.5	(13.3)	(4.5)	64.7
EBIT	32.1	(13.3)	(4.5)	14.3
NPAT	**13.6**	**(11.1)**	**(3.2)**	**(0.6)**

1H10 Impairment charges

- $13.3m (pre-tax) impairment of North American civil construction equipment. Intend to accelerate the disposal of these assets and generate cash flows in 2H10 which can be reinvested or used to reduce debt
- $4.5m (pre-tax) impairment of Australian Sales and Parts inventory due to AUD appreciation

2H10 Restructure of operations

- Up to $29.5m in business closure and restructure charges for European and North American businesses
- Idle capital and combined EBIT loss for Europe and USA of $2.6m in 1H10

First steps towards acceptable ROC

- Reengaging core fleet, disposing of non core assets and reconfiguring fleet into larger asset classes are the first steps

Cash Flow

Balance sheet used for long term capex investment in large truck fleets

A$ Millions	2H09	1H10
Operating Cash flow (exc WC)	53.0	58.7
Working Capital	22.2	7.3
Capex	(35.0)	(105.2)
Disposals	12.4	14.6
Dividends	(12.5)	(12.6)
Free Cash flow	**40.1**	**(37.2)**

- Operating cash flow strong despite lower earnings
- +$60m long term capex investment ahead of the recovery – free cash flow positive prior to investment
- Continued focus on working capital release
- Improving cash flow in 2H10 via increased EBITDA and anticipated $20M of disposals
- 2H10 capex forecast of approx. $60M, including delivery of balance of large truck fleet
- 1H10 interim dividend on hold

Exemption File No. 82-35011

Balance Sheet & Borrowings

- Short-term gearing increased due to:
  - Low historical 12 month EBITDA
  - ~$60m strategic investment in 1H10

A$ Millions	Dec 08	Jun 09	Dec 09
Total Assets	1,266	1,121	1,120
Total Equity	736	683	663
Net Debt	412	331	352
Interest Cover	9.7	8.1	6.3
Net Debt: EBITDA	1.70	1.80	2.66
Net Debt: Equity	56%	49%	53%

Net debt comprises senior debt plus finance leases less cash

- Gearing to reduce rapidly by 30 June:
  - ✓ Strong EBITDA generation
  - ✓ Limited growth capex
  - ✓ Asset disposal strategy

Funding Facility	Facility limit (A$M)	Drawn (31 Dec 09)	Headroom (A$M)	Maturity
Multi-Currency Debt Facility	595	355	240	Aug 2011
Working Capital Facility	33	–	33	Range
Finance Lease	26	8	18	Range
Total	**654**	**363**	**291**	

Exemption File No. 82-35011

Return on Capital

Focused on improving ROC and delivering satisfactory returns to shareholders

Current Situation

- CY09 low point of earnings cycle
- Surplus/ idle fleet abnormally high

Going forward

- Strong earnings future with installed asset base
- Disposal strategy underway to release underperforming capital


Invested Capital
ROC %
1,400
1,200
1,000
800
600
400
200
-
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Dec-07
Feb-08
Apr-08
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09

✓ Improving utilisation profile to drive earnings from installed asset base

✓ Strategy to liberate cash from underperforming assets will reduce invested capital

Exemption File No. 82-35011


Emeco
Earthmoving equipment solutions

Strategy & Outlook

Keith Gordon
CEO & Managing Director



Exemption File No. 82-35011

Strategy

Immediate focus to improve core business while long-term strategic plan is finalised

Short-Term

- Exit Europe
- Exit Central Appalachian coal and restructure North America
- Liberate cash from underperforming assets
- Reduce debt
- Leverage earnings growth from installed asset base
- Evaluate investments in specific equipment asset classes
- Reposition fleet away from small civil to large mining fleet

Medium to Long-Term

- Long term strategic plan under development
- Focus will be on long term returns to Shareholders and improving ROC
- Further communication with the market as plan completed

Exemption File No. 82-35011

Outlook

Business is highly leveraged to mining recovery currently underway

Volumes	◆ Both mining development and production activity undergoing positive step-change as business confidence improves ◆ Thermal coal, coking coal and iron ore volumes growing rapidly in Asia Pacific ◆ Canadian oil sands development activity has recommenced ◆ Other commodities undergoing resurgence
Equipment Capacity	◆ Short term excess capacity is now returning to work as activity recommences over FY10 ◆ Market availability of larger mining equipment now tightening ◆ Small civil equipment market in North America & Europe remains in oversupply – continually reducing exposure
Capital Availability	◆ General recovery of credit flows expected to take longer than resource recovery ◆ Some customers likely to remain cautious on capex in medium term

Forecasting NPAT of $40 million to $44 million in FY10

Exemption File No. 82-35011


Emeco

Earthmoving equipment solutions

Questions



Exemption File No. 82-35011

Disclaimer

Reliance on third party information
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Presentation is a summary only
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